UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2016	Commission File Number 001-33439
JET METAL CORP.
(Translation of registrant's name into English)
Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.
Form 20‑F ☑	Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1):          _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7):          _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐          No  ☑
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________
EXHIBIT INDEX
Exhibit	Description of Exhibit
99-1	Notice of Annual General and Special Meeting of Shareholders
99-2	Information Circular
99-3	Form of Proxy
99-4	Voting Instruction Form
99-5	Certificate Abridging Time Requirements
99-6	Consent of Auditor
99-7	Consent of Auditor

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
JET METAL CORP.
By:
/s/ Sheila Paine
Sheila Paine
Date: July 7, 2016		Corporate Secretary